1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

ELISE M. DOLAN
elise.dolan@dechert.com
+1 212 698 3806 Direct
+1 212 698 0413 Fax

March 25, 2011
VIA EDGAR
Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to Daniel Clausen and me in a telephonic discussion on May 27, 2010, with respect to your review of Post-Effective Amendment No. 239 to the Trust’s registration statement filed with the Securities and Exchange Commission on April 15, 2010. We have reproduced your comments below, followed by our responses.
Prospectus Comments
1.	Comment: In the footnote to the “Fee Waivers and Expense Limitation” line item in the “Fees and Expenses” table in the summary section of the Prospectus, please add additional disclosure specifying which parties, if any, may terminate the arrangement(s), and under what circumstances.

Response: We have incorporated your comment.

2.	Comment: Under “Principal Strategy” in the summary section of the Prospectus, please disclose that obligations rated below investment grade are also known as “junk bonds.”
US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

March 25, 2011

Response: We have incorporated your comment.

3.	Comment: Under “Fund Strategy” in the summary section of the Prospectus, please delete the second paragraph to the extent that such paragraph is redundant.

Response: We have incorporated your comment.

4.	Comment: Under “Fund Strategy” in the summary section of the Prospectus, please include a description of how the Fund decides which investments to sell.

Response: We have incorporated your comment.

5.	Comment: Please incorporate disclosure regarding the legal proceedings brought by the SEC against Goldman, Sachs & Co.

Response: On July 14, 2010, the SEC and Goldman, Sachs & Co. entered into a consent agreement settling this action. On July 20, 2010, the U.S. District Court entered a final judgment approving the settlement. Therefore, disclosure regarding these legal proceedings is no longer required by Item 10(a)(3) of Form N-1A.
SAI Comments
6.	Comment: Pursuant to Items 17(b)(1) and 17(b)(10) of Form N-1A, in the “Trustees and Officers” section in the Statement of Additional Information, please provide more specific disclosure indicating why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund and, with respect to each individual trustee, discussing the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund, in light of the Fund’s business and structure.

Response: We believe the disclosure in the SAI adequately addresses the requirements set forth in Items 17(b)(1) and 17(b)(10) of Form N-1A. Moreover, the Trustees, after being advised by counsel of these Form requirements, reviewed and approved the current disclosure, confirming that it is an accurate and appropriate statement of their determination that the Fund’s leadership structure is

March 25, 2011

appropriate given the specific characteristics or circumstances of the Fund, and an accurate and appropriate discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the Fund. Accordingly, we respectfully decline to modify the Fund’s disclosure in this regard.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	Andrew Murphy, Goldman Sachs Asset Management, L.P.